SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 6, 2002

Analog Devices, Inc.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	1-7819	04-2348234
(State or other Juris-diction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Way, Norwood, Massachusetts	02062-9106
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant’s telephone number, including area code: (781) 329-4700

Not applicable

(Former name or former address, if changed since last report)

TABLE OF CONTENTS

Item 7. Financial Statements, *Pro Forma* Financial Information and Exhibits.

(c) Exhibits

Exhibit No.	Description
99.1	Statement Under Oath of Chief Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings
99.2	Statement Under Oath of Chief Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

Item 9. Regulation FD Disclosure.

On August 6, 2002, the chief executive officer and chief financial officer of Analog Devices, Inc. (the "Company") each sent, via overnight delivery, a "Statement Under Oath Regarding Facts and Circumstances Relating to Exchange Act Filings" to the Securities and Exchange Commission ("SEC") as required by Order 4-460 issued by the SEC on June 27, 2002. Each of the statements was in the form prescribed by the SEC without modification or qualification. Copies of these Statements are filed as Exhibits to this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 6, 2002   ANALOG DEVICES, INC.

By: /s/ Joseph E. McDonough

Joseph E. McDonough
Vice President – Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Statement Under Oath of Chief Executive Officer Regarding Facts and Circumstances Relating to Exchange Act Filings
99.2	Statement Under Oath of Chief Financial Officer Regarding Facts and Circumstances Relating to Exchange Act Filings

Exhibit 99.1

**Statement Under Oath of Principal Executive Officer and Principal Financial
Officer Regarding Facts and Circumstances Relating to Exchange Act Filings**

I, Jerald G. Fishman, state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of Analog Devices, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2)   I have reviewed the contents of this statement with the Company's audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- the Annual Report on Form 10-K for the year ended November 3, 2001 of Analog Devices, Inc.;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Analog Devices, Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/   JERALD G. FISHMAN
_____

Jerald G. Fishman
President and Chief Executive Officer
Date: August 6, 2002

Subscribed and sworn
before me this 6th day of
August 2002.

/s/   Thomas J. Tuytschaevers
_____

Notary Public
My Commission Expires: October 20, 2006

[Notary Seal]

Exhibit 99.2

**Statement Under Oath of Principal Executive Officer and Principal Financial
Officer Regarding Facts and Circumstances Relating to Exchange Act Filings**

I, Joseph E. McDonough, state and attest that:

(1)   To the best of my knowledge, based upon a review of the covered reports of Analog Devices, Inc., and, except as corrected or supplemented in a subsequent covered report:

- no covered report contained an untrue statement of a material fact as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed); and

- no covered report omitted to state a material fact necessary to make the statements in the covered report, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such report (or in the case of a report on Form 8-K or definitive proxy materials, as of the date on which it was filed).

(2)   I have reviewed the contents of this statement with the Company's audit committee.

(3)   In this statement under oath, each of the following, if filed on or before the date of this statement, is a "covered report":

- the Annual Report on Form 10-K for the year ended November 3, 2001 of Analog Devices, Inc.;

- all reports on Form 10-Q, all reports on Form 8-K and all definitive proxy materials of Analog Devices, Inc. filed with the Commission subsequent to the filing of the Form 10-K identified above; and

- any amendments to any of the foregoing.

/s/   JOSEPH E. MCDONOUGH

Joseph E. McDonough
Vice President, Finance, and Chief
Financial Officer
Date: August 6, 2002

Subscribed and sworn
before me this 6th day of
August 2002.

/s/   Thomas J. Tuytschaevers

Notary Public
My Commission Expires: October 20, 2006

[Notary Seal]